UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For January 17, 2019

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the company”)

HARMONY GOLD MINING COMPANY LIMITED SELECTED FOR 2019 BLOOMBERG GENDER-EQUALITY INDEX, RECOGNIZING COMMITMENT TO ADVANCING WOMEN IN THE WORKPLACE

The 2019 Gender-Equality Index highlights 230 firms that are trailblazers in their commitment to transparency in workplace gender reporting

Johannesburg, Thursday, 17 January 2019 – Harmony Gold Mining Company Limited (“Harmony” or “the company”) today announced that it is one of 230 companies selected for the 2019 Bloomberg Gender-Equality Index (GEI) which distinguishes companies committed to transparency in gender reporting and advancing women’s equality. The index doubled in size from 2018 and includes firms from 10 sectors headquartered across 36 countries and regions. Collectively, these firms have a combined market capitalization of USD9 trillion and employ more than 15 million people, of which 7 million are women, around the world. Thirteen markets are represented for the first time this year and include Argentina, China, Israel and South Africa.

“We are committed to building and maintaining a representative workforce and continuously promote a working environment which provides equal opportunities to all our employees without prejudice of any kind, especially gender based,” said Peter Steenkamp, CEO of Harmony.

Bloomberg’s standardized reporting framework offers public companies the opportunity to disclose information on how they promote gender equality across four separate areas – company statistics, policies, community engagement and products and services. Reporting companies that score above a globally-established threshold, based on the extent of disclosures and the achievement of best-in-class statistics and policies, are included in the GEI. Demand for products and services using ESG data has seen a significant increase over the last years, as a growing number of investors are looking to incorporate environmental, social and governance data into their investment decisions. Still, currently only 10% of eligible companies are disclosing their workplace gender policies and practices.

“We applaud Harmony and the other 229 firms tracked by the index for their action to measure gender equality through the Bloomberg GEI framework,” said Peter T. Grauer, Chairman of Bloomberg and Founding Chairman of the U.S. 30% Club. “Harmony’s GEI inclusion is a strong indicator to its employees, investors and industry peers alike that it is leading by example to advance ongoing efforts for a truly inclusive workplace.”

Disclosures from firms included in the 2019 GEI provide a wide-ranging and comprehensive look at how companies around the world are investing in women.

The Bloomberg gender reporting framework is voluntary and has no associated costs. The GEI is a reference index. For more information on the GEI:
https://www.bloomberg.com/professional/solution/gender-equality-index/

Media Contacts:

Harmony:
Max Manoeli
Investor Relations Coordinator
Max.manoeli@harmony.co.za
+27 82 759 1775

Bloomberg:
Veronika Henze
Bloomberg LP
+1-646-324-1596
vhenze@bloomberg.net

Vested:
Jacqueline Gogel
Vested
+1-917-765-8720
jacqueline@fullyvested.com

About Harmony: Harmony, a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea (PNG). Harmony has over 68 years’ experience in the gold mining industry. Harmony’s assets include one open pit mine and several exploration tenements in PNG, as well as 9 underground mines and 1 open pit operation and several surface sources in South Africa. In addition, Harmony owns 50% of the significant Wafi-Golpu copper-gold project – a tier 1 asset - in a joint venture in PNG.

Additional information on the company is available on the corporate website, www.harmony.co.za.

Ends.

Johannesburg, South Africa
17 January 2019

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 17, 2019	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director